 Exhibit 21

Subsidiary		Percentage of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
General Steel (China) Co., Ltd.	P.R.C.	100.0%
Baotou Steel – General Steel Special Steel Pipe Joint Venture Co., Ltd.	P.R.C.	80.0%
Yangpu Shengtong Investment Co., Ltd.	P.R.C.	99.1%
Tianwu General Steel Material Trading Co., Ltd	P.R.C.	60.0%
Tianjin Qiu Steel Investment Co., Ltd.	P.R.C.	98.7%
Shaanxi Longmen Iron and Steel Co., Ltd.	P.R.C.	VIE / 60.0%
Maoming Hengda Steel Co., Ltd.	P.R.C.	99.0%